Energy Vault Holdings, Inc.
4360 Park Terrace Drive, Suite 100
Westlake Village, California 91361

May 4, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attn:       Bradley Ecker

Re:	Energy Vault Holdings, Inc. Registration Statement on Form S-1 (File No. 333-262720)

Ladies and Gentlemen:

Energy Vault Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 5:30 p.m., Eastern Time, on Friday, May 6, 2022, or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey Vetter and Michael Irvine of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at (650) 321-2400, or in his absence, Michael Irvine at (415) 801-4880.

Very truly yours,

Energy Vault Holdings, Inc.

By:	/s/ Robert Piconi
Robert Piconi
Chief Executive Officer

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Michael Irvine, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP